UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 7, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 7, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Rs. 7,500 crores Rights Issue offer period ended on May 2, 2015

Mumbai, May 7, 2015:Tata Motors Limited ("Tata Motors") announced the closing of its Rs. 7,500 crore rights issue offer period on May 2, 2015. Tata Motors offered up to 15,06,44,759 Ordinary Shares of face value Rs. 2 for cash at a price of Rs.450 (including a premium of Rs. 448) each in the ratio of 6 Ordinary Shares for every 109 fully paid-up Ordinary Shares and up to 2,65,30,290 'A' Ordinary Shares of face value Rs. 2 at a price of Rs. 271 (including a premium of Rs. 269) each in the ratio of 6 'A' Ordinary Shares for every 109 fully paid-up 'A' Ordinary Shares, in each case on a rights basis to eligible shareholders in respect of shares held on the Book Closure Date of April 8, 2015 (the "Share Issue"). The Share Issue commenced on April 17, 2015 and closed on May 2, 2015. Tata Motors also facilitated participation in the Share Issue by eligible holders of its American Depositary Shares by offering up to 64,09,964 American Depositary Shares, each representing 5 Ordinary Shares ("ADSs"), at a price of US$39.42 per ADS at the rate of 0.055045 ADS rights for each ADS held as of the close of business on April 7, 2015 (New York City time).

The Share Issue was oversubscribed by 1.21 times and Tata Motors collected an amount of Rs. 9,040.56 crores on applications (1). Ordinary Shares were oversubscribed by 1.17 times, with an amount of Rs. 7,956.73 crores collected on applications and 'A' Ordinary Shares were oversubscribed by 1.51 times, with an amount of Rs. 1,083.83 crores collected on applications (1).

"We value the positive and encouraging response of our shareholders in supporting this raising of capital, and would like to thank them for their trust and confidence." said Mr C. Ramakrishnan, Chief Financial Officer, Tata Motors.

The proceeds from the Share Issue are intended to be used for funding expenditure towards plant and machinery, research and product development, repayment in full or in part of certain long-term and shortterm borrowings, and general corporate purposes.

Citigroup Global Markets India Private Limited, DSP Merrill Lynch Limited, Credit Suisse Securities (India) Private Limited, HSBC Securities and Capital Markets (India) Private Limited and J. P. Morgan India Private Limited are Global Coordinators and Senior Lead Managers to the Share Issue; ICICI Securities Limited, Kotak Mahindra Capital Company Limited and SBI Capital Markets Limited are the Lead Managers to the Share Issue; HDFC Bank Limited is the Co-Lead Manager to the Share Issue.

(1) Based on provisional certificates provided by the escrow collection banks to the Share Issue and the final certificate issued by the self-certified syndicate banks.

About Tata Motors

Tata Motors produces commercial and passenger vehicles and was the largest automobile manufacturer in India in terms of revenue generated during the fiscal year ended March 31, 2014. Tata Motors has a substantial presence in India and also has global operations in connection with production and sale of Jaguar and Land Rover premium brand passenger vehicles.

Tata Motors has filed a registration statement (including a prospectus and prospectus supplement) with the United States Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents Tata Motors has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, if you reside in the United States, Georgeson Inc., the Information Agent, will arrange to send you the prospectus and prospectus supplement if you request it by calling toll-free +1-866- 821-2550 from 9:00 a.m. to 9:00 p.m., New York City time, Monday to Friday.

This announcement contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although Tata Motors believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, Tata Motors' actual results and performance could differ materially from those set forth in the forward-looking statements and you should not unduly rely on these statements.

Tata Motors has filed a Letter of Offer with the stock exchanges for the Share Issue. The Letter of Offer is available on the website of SEBI at www.sebi.gov.in and on the websites of the Lead Managers at www.online.citibank.co.in/rhtm/citigroupglobalscreen1.htm, www.dspml.com, www.credit-suisse.com, http://www.hsbc.co.in/1/2/corporate/equities-globalinvestment-banking, www.jpmipl.com, www.icicisecurities.com, http://investmentbank.kotak.com, www.sbicaps.com and www.hdfcbank.com. Investors should note that investment in equity shares involves a high degree of risk and are requested to refer to the section titled "Risk Factors" of the Letter of Offer.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.